EDMONDS 5, INC.

44050 ASBURN PLAZA

ASHBRUN, VIRGINIA 20147

September 1, 2005

Blaise Rhodes, Staff Accountant

Securities and Exchange Commission

100 F Street NE

Washington DC 20549

Re:	Edmonds 5, Inc.
Item 4.01 Form 8K
Filed 08/09/05
File No. 000-51059

Dear Mr. Rhodes:

We are in receipt of your letter dated August 30, 2005 regarding the above referenced filing and the following is our response to same:

Pursuant to Item 304(a)(1)(ii) of Regulation S-K a statement has been added to the amended 8K to disclose that the accountants report on the financial statements did not contain any adverse opinion or disclaimer.

Please note that we are also aware that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

EDMONDS 5, INC.

By: /s/ Tim Novak

TIM NOVAK

President